Exhibit 99.1

Alio Gold Provides Notice of Release of Second Quarter 2018 Results, Conference Call and Webcast

VANCOUVER, July 23, 2018 /CNW/ - Alio Gold Inc (TSX, NYSE AMERICAN: ALO) ("Alio Gold" or the "Company"), today announced that it will release its second quarter 2018 results on Friday, August 10, 2018, before the market opens, followed by a conference at 11:00am EDT.

Second Quarter 2018 Results Conference Call and Webcast Details:

Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	7099318
Webcast:	https://edge.media-server.com/m6/p/p84uiih9
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

View original content:http://www.prnewswire.com/news-releases/alio-gold-provides-notice-of-release-of-second-quarter-2018-results-conference-call-and-webcast-300685118.html

SOURCE Alio Gold

View original content: http://www.newswire.ca/en/releases/archive/July2018/23/c1013.html

%CIK: 0001502154

For further information: Lynette Gould, Vice President, Investor Relations, 604-638-8976, lynette.gould@aliogold.com

CO: Alio Gold

CNW 17:14e 23-JUL-18